UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R 10 9

(Cusip Number)

Bjørn Hogstad, Esq.
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2004

(Date of Event Which Requires Filing of this Statement)

Copy to:

Peter S. O’Driscoll, Esq.
Coudert Brothers LLP
60 Cannon Street
London EC4N 6JP
England
44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854[1]

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854[1]

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

1     The Reporting Person disclaims beneficial ownership of all shares.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854[2]

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854[2]

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

2     The Reporting Person disclaims beneficial ownership of all shares.

SCHEDULE 13D

Item 1. Security and Issuer

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 18, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.

     Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background

     This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the “Reporting Persons”).

     TELENOR EAST INVEST AS

     (a) Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b) Snarøyveien 30
           N - 1331 Fornebu
           Norway

     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation
Fridtjof Rusten (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA and Chairman of the Board of Telenor East Invest AS

Henrik Eidemar Torgersen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Gunn Margrethe Logith Ringoen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation
Inger Petrine Nilsen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA and President of Telenor East Invest AS

     (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR MOBILE HOLDING AS

     (a) Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

     (b) Snarøyveien 30
           N - 1331 Fornebu
           Norway

     (c) Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

     (d) During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snarøyveien 30, N - 1331 Fornebu, Norway.

     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation
Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Torstein Moland (Lier, Norway)	Norway	Senior Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Nordic Mobile

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Technical Officer of Telenor ASA

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Tore Haugland (Bergen, Norway)	Norway	Employee Representative

Arnhild Londal (Oslo, Norway)	Norway	Employee Representative

Morten Lundal (Oslo, Norway)	Norway	Chief Executive Officer of DiGi.Com Bhd.

     EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation
Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Mobile Holding AS

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR ASA

     (a) Telenor ASA, a corporation formed under the laws of Norway.

     (b) Snarøyveien 30
           N - 1331 Fornebu
           Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of

Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N - 1331 Fornebu, Norway.

     DIRECTORS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation
Torleif Enger (Oslo, Norway)	Norway	Chief Executive Officer of Yara International ASA and Chairman of the Board of Telenor ASA

Bjorg Ven (Oslo, Norway)	Norway	Partner, Haavind Vislie Law Firm; Deputy Chairman of the Board of Telenor ASA; and Member of the Boards of Cermaq ASA, Vital Insurance AS and Dagbladet AS

Hanne de Mora (Erlenbach, Switzerland)	Switzerland	Principal of A-Connect and Member of the Board of Tomra ASA

Jorgen Lindegaard (Stockholm, Sweden)	Sweden	President and Chief Executive Officer of the SAS Group and Member of the Boards of Finansieringsinstituttet for Industri og Haandvaerk AS and Superfos AS

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Liselott Kilaas (Oslo, Norway)	Norway	Head of Business Area Communication and Security Systems of ZENITEL Norway AS

Per Gunnar Salomonsen (Skien, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Irma Ruth Tystad (Trysil, Norway)	Norway	Employee Representative

     EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation
Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the

Name and Business Address	Citizenship	Present Principal Occupation
Board of Telenor Mobile Holding AS

Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President and Chief Executive Officer of Telenor Mobile Holding AS

Torstein Moland (Lier, Norway)	Norway	Senior Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Nordic Mobile

Stig Eide Sivertsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA; Chief Executive Officer of Telenor Broadcast Holding AS; and Chairman of the Board of Canal Digital AS

Morten Karlsen Sorby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Norway

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Technology Officer of Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     No consideration has been paid to or by Telenor East Invest AS (“Telenor”) in connection with the Merger (as defined below).

Item 4. Purpose of the Transactions

     On August 28, 2003, VimpelCom announced that its Board of Directors recommended to its shareholders the approval of a merger of VimpelCom and Open Joint Stock Company

“VimpelCom-Region” (“VimpelCom Region”) and the related issuance of new shares of VimpelCom in exchange for the 44.7% stake in VimpelCom-Region, which, at that time, was collectively owned by Eco Telecom Limited and Telenor (the “Merger”). On October 24, 2003, at an extraordinary general meeting of the shareholders of VimpelCom, the Merger was approved by VimpelCom’s shareholders. The Merger was completed on November 26, 2004.

     On December 1, 2004, in connection with the Merger, VimpelCom delivered 3,648,141 new shares of Common Stock (the equivalent of 14,592,564 new ADSs) to Telenor in exchange for Telenor’s 1,462 common shares and 197 preferred shares of VimpelCom-Region.

     The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom. In order to maximize the value of their investment in VimpelCom, the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom or its subsidiaries or affiliates, which could include, among other things:

     (i) the possible acquisition of additional securities of VimpelCom from time to time in the open market or in privately negotiated transactions or otherwise;

     (ii) the possible disposition or exchange of any securities of VimpelCom owned by them;

     (iii) possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving VimpelCom or any of its subsidiaries, including with other telecommunication companies which may be affiliated with the Reporting Persons;

     (iv) the possible acquisition by VimpelCom or its subsidiaries of assets or interests in one or more telecommunication companies, including other telecommunication companies which may be affiliated with the Reporting Persons, or the possible sale of assets or operations by VimpelCom or its subsidiaries; or

     (v) making or seeking to make changes in or affecting the Board of Directors or management of VimpelCom.

     The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom, the general business and future prospects of VimpelCom, tax considerations, or other factors.

Item 5. Interest in Securities of the Issuer

     (a) and (b) On the date hereof, after giving effect to the Merger and the issuance of new shares of VimpelCom Common Stock to Telenor in connection with the Merger, Telenor is the direct beneficial owner of 15,337,854 shares of VimpelCom’s Common Stock, representing, in the aggregate, approximately 29.9% and 26.6% of VimpelCom’s total outstanding Common Stock and total outstanding voting stock, respectively, and each of the other Reporting Persons may be deemed the indirect beneficial owner of such shares.

     Telenor is a direct wholly owned subsidiary of Telenor Mobile Holding AS and an indirect wholly owned subsidiary of Telenor ASA. As a result, Telenor Mobile Holding AS and/or Telenor ASA may be deemed to be indirect, beneficial owners of the shares of Common Stock of VimpelCom owned by Telenor.

     Neither the filing of this Amendment No. 19 nor any of its contents will be deemed to constitute an admission that Telenor Mobile Holding AS or Telenor ASA is the beneficial owner of the shares of VimpelCom held by Telenor for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

     (c) Neither Telenor, Telenor Mobile Holding AS, nor Telenor ASA has effected any transactions in the Common Stock of VimpelCom during the past 60 days or since the filing of the most recent amendment to the Statement on Schedule 13D, other than the transactions described herein.

     (d) Neither Telenor, Telenor Mobile Holding AS, nor Telenor ASA knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of VimpelCom.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17 and 18 thereto, or as set forth herein, neither Telenor, Telenor Mobile Holding AS, nor Telenor ASA, nor to the best of Telenor’s, Telenor Mobile Holding AS’s, nor Telenor ASA’s knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: December 9, 2004

TELENOR EAST INVEST AS By /s/ Henrik Torgersen Name: Henrik Torgersen Title: Director

By /s/ Gunn Ringoen Name: Gunn Ringoen Title: Director

TELENOR MOBILE HOLDING AS By /s/ Jon Fredrik Baksaas Name: Jon Fredrik Baksaas Title: Chairman of the Board

TELENOR ASA By /s/ Jon Fredrik Baksaas Name: Jon Fredrik Baksaas Title: Chief Executive Officer